Publication: South China Morning Post **Date:** 17 August 2004 1/2
Page: Classified 2 & 3 **Where Published:** Hong Kong


FIRST
PACIFIC


04036542

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 0142)

2004 Interim Results – Unaudited

FINANCIAL HIGHLIGHTS

- Turnover of US$1,002.0 million (HK$7,815.6 million) broadly unchanged, reflecting the effect of rupiah depreciation offset by an improvement in Indofood's sales performance.
- Profit attributable to ordinary shareholders increased by 53.7 per cent to US$54.7 million (HK$426.7 million) from US$35.6 million (HK$277.7 million).
- Excluding the effects of foreign exchange losses/gains and non-recurring gains, recurring profit increased by 57.0 per cent to US$52.9 million (HK$412.6 million) from US$33.7 million (HK$262.9 million)
- Basic earnings per share increased by 53.6 per cent to US1.72 cents (HK13.42 cents) from US1.12 cents (HK8.74 cents)
- Shareholders' equity increased by more than three times to US$206.6 million (HK$1,611.5 million) at 30 June 2004 from US$51.1 million (HK$398.6 million) at 31 December 2003.
- Consolidated gearing ratio improved to 1.47 times at 30 June 2004, compared with 2.12 times at 31 December 2003.
- The Directors do not recommend the payment of an interim dividend for 2004 (2003: Nil).

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT – UNAUDITED

For the six months ended 30 June	2004	2003 (Restated)[(i)]	2004*	2003* (Restated)[(i)]
	US$m	US$m	HK$m	HK$m
Turnover – Note 2	1,002.0	1,008.?	7,815.6	7,867.9
Cost of sales	(756.7)	(772.1)	(5,902.3)	(6,022.4)
Gross profit	245.3	236.6	1,913.3	1,845.5
Gain on disposal of a discontinued business	17.1	-	133.4	-
Distribution costs	(90.2)	(74.0)	(703.6)	(577.2)
Administrative expenses	(64.1)	(68.0)	(500.0)	(530.4)
Other operating (expenses)/income, net	(34.7)	20.8	(270.7)	162.2
Operating profit – Note 3	73.4	115.4	572.5	900.1
Share of profits less losses of associated companies	70.6	39.9	550.7	305.5
Net borrowing costs – Note 4	(55.4)	(60.1)	(432.1)	(468.8)
Profit before taxation	88.6	94.2	691.1	734.8
Taxation – Note 5	(27.3)	(19.7)	(212.9)	(153.7)
Profit after taxation	61.3	74.5	478.2	581.1
Outside interests	(6.6)	(38.9)	(51.5)	(303.4)
Profit attributable to ordinary shareholders – Note 6	54.7	35.6	426.7	277.7

	2004	2003 (Restated)	2004*	2003* (Restated)
Per share data	US¢	US¢	HK¢	HK¢
Basic earnings per share – Note 7	1.72	1.12	13.42	8.74

(i) Refer to Note 10

REVIEW OF OPERATIONS

Below is an analysis of results by individual company.

Contribution Summary

For the six months ended 30 June	Turnover 2004	Turnover 2003	Contribution to Group profit[(i)] 2004	Contribution to Group profit[(i)] 2003 (Restated)[(ii)]
US$ millions				
PLDT[(iii)]	-	-	55.3	33.7
Indofood	973.4	970.7	12.9	13.8
Metro Pacific	28.6	38.0	(6.3)	(2.2)
From continuing businesses	1,002.0	1,008.7	59.9	45.3
From a discontinued business[(iv)]	-	-	1.9	(1.1)
From operations	1,002.0	1,008.7	61.8	44.2
Head Office items:				
– Corporate overhead			(4.2)	(5.4)
– Net interest expense			(6.5)	(4.1)
– Other income/(expenses)			1.8	(3.0)
Recurring profit			52.9	33.7
Foreign exchange (losses)/gains			(13.6)	1.9
Non-recurring items[(v)]			15.4	-
Profit attributable to ordinary shareholders			54.7	35.6

(i) After taxation and outside interests, where appropriate.

(ii) The Group has restated its contribution from Indofood for 1H03 from US$14.9 million to US$13.8 million as a result of its adoption of SSAP 36 "Agriculture". Accordingly, the Group's 1H03 profit attributable to ordinary shareholders has been restated from US$36.7 million to US$35.6 million.

(iii) Associated company.

(iv) Represents Escotel.

(v) Includes US$17.1 million gain on disposal of Escotel.

During the period, the Group's turnover, at US$1,002.0 million (1H03: US$1,008.7 million), broadly unchanged, reflecting the effect of rupiah depreciation, offset by improved underlying performance. First Pacific's continuing business interests improved their performance in 1H04, recording profit contributions totalling US$61.8 million (1H03: US$44.2 million), an increase of 39.8 per cent. Recurring profit improved to US$52.9 million, from US$33.7 million in 1H03, and the Group recorded foreign exchange losses of US$13.6 million on its unhedged U.S. dollar denominated borrowings, largely due to a weaker rupiah and peso, and US$15.4 million of net non-recurring gains, which mainly represent gain on disposal of Escotel. First Pacific recorded an attributable profit for 1H04 of US$54.7 million, a 53.7 per cent improvement over 1H03's attributable profit of US$35.6 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below:

Closing	At 30 June 2004	At 31 December 2003	Six months change	At 30 June 2003	One year change	Average	Six months ended 30 June 2004	12 months ended 31 December 2003	Six months change	Six months ended 30 June 2003	One year change
Peso	56.19	55.49	-1.2%	53.71	-4.4%	Peso	56.07	54.34	-3.1%	53.58	-4.4%
Rupiah	9,115	8,465	-7.1%	8,285	-10.0%	Rupiah	8,?41	8,5??	-2.5%	8,6?4	-1.0%

In 1H04, the Group recorded net exchange losses of US$13.6 million on unhedged U.S. dollar loans principally as a result of depreciation of the rupiah and peso. The exchange losses may be further analysed as follows:

For the six months ended 30 June	2004	2003
US$ millions		
Indofood	(11.4)	3.6
PLDT	(2.0)	(2.0)
Others	(0.2)	0.3
Total	(13.6)	1.9

PLDT

Philippine Long Distance Telephone Company (PLDT) is a telecommunications provider in the Philippines. Through its three principal business groups – Wireless (principally through wholly-owned subsidiary Smart Communications, Inc (Smart)), Fixed Line (principally through PLDT), and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT) – PLDT offers a wide range of telecommunications services across the Philippine's most extensive fiber optic backbone, cellular, fixed line, Internet and satellite networks.

PLDT's operations are principally denominated in pesos, which averaged Pesos 56.07 (1H03: Pesos 53.58) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June	2004	2003
Pesos millions		
Net income under Philippine GAAP	12,008	1,785
Preference dividends[(i)]	(825)	(785)
Net income attributable to common shareholders	11,183	1,000
Differing accounting treatments[(ii)]		
– Reclassification/reversal of non-recurring items	127	5,174
– Foreign exchange accounting	796	835
– Others	(408)	(159)
Intragroup items[(iii)]	150	140
Adjusted net income under Hong Kong GAAP	11,848	6,990
Foreign exchange[(iv)]	458	434
PLDT's contribution under Hong Kong GAAP	12,306	7,424
US$ millions		
Net income at prevailing average rates for 1H04: Pesos 56.07 and 1H03: Pesos 53.58	219.5	138.6
Contribution to First Pacific Group profit, at an average shareholding of 1H04: 24.5% and 1H03: 24.3%	55.3	33.7

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 1H04, manpower reduction costs of Pesos 0.1 billion (1H03: Pesos 1.4 billion) were excluded and presented separately as non-recurring items. In 1H03, impairment provisions for satellite and other assets (Pesos 3.8 billion), which were fully provided by First Pacific in prior years, were also reversed.
- Foreign exchange accounting: Under Philippine GAAP, PLDT is permitted to capitalize and amortize exchange differences. Hong Kong GAAP requires the recognition of such differences, even though unrealized, in the profit and loss statement. The adjustment also includes the reversal of the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific.

(iii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iv) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

PLDT contributed a profit of US$55.3 million (1H03: US$33.7 million) to the Group, reflecting:

- Continued strong growth in Wireless, principally Smart's revenues which grew to Pesos 30.9 billion (US$551.1 million) (1H03: Pesos 22.1 billion, US$412.5 million) as its GSM subscribers reached 12.5 million (1H03: 8.1 million). EBITDA improved by 69 per cent to Pesos 21.2 billion (US$378.1 million) (1H03: Pesos 12.5 billion, US$233.3 million) mainly due to higher revenues and lower selling and promotion expenses. Net income nearly doubled to Pesos 11.6 billion (US$206.9 million) (1H03: Pesos 6.1 billion; US$113.8 million) and free cash flow reached Pesos 9.8 billion (US$174.8 million). Smart repaid debts of US$36 million during the period. It paid Pesos 11.3 billion (US$201.5 million) as dividend to PLDT in May. New innovative service "SMART Padala" which allows cash remittance service via text is expected to be another revenue contributor;
- Piltel recorded a turnaround net income of Pesos 810 million (US$14.4 million) (1H03: Net loss of Pesos 535 million; US$10.0 million) as subscriber base enlarged 69 per cent to 3.6 million (1H03: 2.2 million) and the average monthly churn rate reduced to 3.2 per cent (1H03: 4.6 per cent);
- Fixed Line revenues slightly increased to Pesos 23.2 billion (US$413.8 million) (1H03: Pesos 22.5 billion; US$419.9 million) and EBITDA improved by 7 per cent to Pesos 13.1 billion (US$233.6 million) (1H03: Pesos 12.3 billion, US$229.6 million). During the period, debt level reduced by US$222 million by employing cash flows from operations and dividends from Smart. PLDT is expected to reduce total debt by approximately US$300 million by the end of the year; and
- Information and Communications Technology continue to improve its results mainly due to the increase of its call centers' revenues. ePLDT reported net profit of Pesos 70 million (US$1.2 million) (1H03: Net loss of Pesos 454 million, US$8.5 million) as consolidated revenues increased by 27 per cent to Pesos 1.1 billion (US$19.6 million) (1H03: Pesos 878 million, US$16.4 million). ePLDT continues to expand its call center and internet cafe chain businesses.

On 2 July 2004, Smart concluded the debt exchange transaction with some of Piltel's creditors. Smart currently is the largest creditor of Piltel holding US$289 million of Piltel's US$437 million restructured debt. Smart and PLDT hold an aggregate common share ownership in Piltel of 63.2 per cent as of 9 July, 2004.

INDOFOOD

PT Indofood Sukses Makmur Tbk (Indofood) is the leading processed foods group in Indonesia. Noodles, Flour and Edible Oils & Fats are the principal businesses of Indofood. It also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods businesses.

FIRST PACIFIC

Publication: South China Morning Post
Page: Classified 2 & 3
Date: 17 August 2004
Where Published: Hong Kong
2/2

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 8,794 (1H03: Rupiah 8,674) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Rupiah billions	2004	2003
Net income under Indonesian GAAP	117	309
Differing accounting treatments[(i)]		
– Foreign exchange accounting	27	27
– Loss on revaluation of plantations	(69)	(19)
– Others	(49)	(35)
Adjusted net income under Hong Kong GAAP	26	282
Foreign exchange losses/(gains)[(ii)]	194	(51)
Indofood's contribution under Hong Kong GAAP	220	231
US$ millions		
Net income at prevailing average rates for 1H04: Rupiah 8,794 and 1H03: Rupiah 8,674	25.0	26.6
Contribution to First Pacific Group profit, at an average shareholding of 1H04: 51.5% and 1H03: 51.9%	12.9	13.8

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction.*
- *Loss on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. Hong Kong GAAP requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the lost on revaluation of plantations during the period.*

(ii) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

Indofood contributed a profit of US$12.9 million (1H03: US$13.8 million) to the Group, reflecting:

- Consolidated revenues slightly improved by 1.7 per cent to Rupiah 8.6 trillion (US$973.4 million). Rupiah sales revenues of the Flour division increased 18.8 per cent, which was substantially eroded by the decreased sales in the Edible Oil & Fats – Trading division;
- Indofood's rupiah gross profit increased 12.0 per cent to Rupiah 2.2 trillion (US$254.3 million), and the rupiah gross margin for the period was 26.1 per cent (1H03: 23.7 per cent) resulted from increased selling prices of flour, better margins of cooking oil and fats and CPO, and a decline in low margin CPO trading business;
- Indofood's rupiah operating margin for the period improved to 11.8 per cent (1H03: 10.3 per cent), reflecting higher gross margins partly offset by the increase in selling and promotion activities;
- Net interest costs were 6 per cent lower than the same period of last year;
- In July 2004, Indofood issued a Rupiah 1 trillion (US$106.2 million) five-year Rupiah-bonds, most of the net proceeds were used to repay outstanding U.S. dollar denominated debts. The Financial Review section contains further information on Indofood's net debt; and
- Indofood paid dividend of US$13.0 million to First Pacific in August 2004, which representing a payout ratio of 40.0 per cent.

In May 2004, Indofood issued 0.9 million new shares for the final phase of its employee stock ownership programme (ESOP). It had issued total 288.2 million new shares since May 2002 for the programme, which representing 3.1 per cent of Indofood's issued and paid-up capital as at 16 May 2001 when the ESOP was approved.

2004 GOALS: HALF-YEAR REVIEW

First Pacific

- Continue to explore value-enhancing and expansion opportunities in the region, primarily on telecom and consumer food products
  Ongoing. Continue to explore and evaluate available opportunities.
- Further strengthening corporate governance practices
  Ongoing. Mr. Graham Pickles has been appointed as an independent non-executive director and Chairman of the Audit Committee.
- Conclude disposal of interest in Escotel
  Achieved. The disposal was completed on 10 June 2004, a net gain on disposal of US$17.1 million has been reflected in the interim results.

PLDT

- Sustain earnings growth momentum of PLDT Group driven by Smart, stability of PLDT Fixed Line and improved profits of ePLDT
  Achieved and ongoing. Profits of Smart, Fixed Line and ePLDT improved by Pesos 5.5 billion (US$98.1 million), Pesos 1.8 billion (US$32.1 million), and Pesos 0.5 billion (US$9.6 million), respectively.
- Continue to maximize cash flows for debt reduction
  Achieved and ongoing. Free cash flow improved by 90.3 per cent; repaid US$279 million of debt in the first-half and plan to further repay US$80 million by year-end, excluding the impact of the Piltel debt exchange transaction completed in July 2004.
- Be in a position to restore dividends to common shareholders in 2005
  Ongoing. Currently expect to distribute 10 per cent of the net income attributable to common shareholders for the year ended 31 December 2004 as a dividend to the common shareholders in 2005.

Indofood

- Maintain market leadership position
  In progress.
- Continue to focus on branded products, grow revenue through domestic, regional and international business development
  Ongoing. Revenue marginally improved by 1.7 per cent.
- Redevelop business strategy with reorganized management teams
  In progress.

FINANCIAL REVIEW

Liquidity and financial resources
Net debt and gearing
An analysis of net debt and gearing for consolidated and associated companies follows.

Consolidated

	At 30 June 2004			At 31 December 2003 (Restated)		
US$ millions	Net debt[(i)]	Net assets/ (liabilities)	Gearing[(ii)] (times)	Net debt[(i)]	Net assets/ (liabilities)	Gearing[(ii)] (times)
Head Office	103.4	801.6	0.13x	96.9	813.4	0.12x
Indofood	591.0	525.8	1.12x	713.3	569.7	1.25x
Metro Pacific	85.3	(39.1)	–	97.5	(32.7)	–
Consolidated before goodwill reserve	779.7	1,288.3	0.61x	907.7	1,350.4	0.67x
Goodwill reserve	–	(759.1)	–	–	(922.6)	–
Consolidated after goodwill reserve	779.7	529.2	1.47x	907.7	427.8	2.12x
Associated						
PLDT	2,205.0	1,865.8	1.18x	2,532.9	1,710.8	1.48x

(i) Includes restricted cash and pledged deposits.
(ii) Calculated as net debt divided by net assets.

- Head Office's gearing increased as a result of payments of operating expenses, principally interest and tax, partly offset by net proceeds from disposal of Escotel.
- Indofood's gearing declined as free cash flows were used to reduce debts and profits enhanced net assets.
- Metro Pacific's net debt reduced mainly because of debt reduction efforts.
- PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced net assets.

MATURITY PROFILE
The maturity profile of debt of consolidated and associated companies follows.

Consolidated

	At 30 June 2004 US$m	At 31 December 2003 US$m
Within one year	145.3	207.4
One to two years	206.5	209.6
Two to five years	689.6	703.3
Over five years	–	43.0
Total	1,041.4	1,163.3

The Group's debt maturity profile at 30 June 2004 was broadly unchanged as compared to that at 31 December 2003.

Associated

	PLDT	
	At 30 June 2004 US$m	At 31 December 2003 US$m
Within one year	399.1	466.3
One to two years	683.2	543.3
Two to five years	946.8	1,098.9
Over five years	574.1	771.6
Total	2,603.2	2,880.1

CHARGES ON GROUP ASSETS
At 30 June 2004, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivables and inventories equating to a net book value of US$73.6 million (31 December 2003: US$75.8 million). Apart from these, the Head Office's US$112.5 million bonds and US$55.0 million bank loan were principally secured by the Group's 51.5 per cent and 14.0 per cent interests in Indofood and PLDT, respectively.

FINANCIAL RISK MANAGEMENT

FOREIGN CURRENCY RISK
(A) Company risk
As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Company's net asset value (NAV) relate to investments denominated in the peso or rupiah. Accordingly, any change in these currencies would have an effect on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Company's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[(i)] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	8.4	2.06
Indofood	3.3	0.81
Total	11.7	2.87

(i) Based on quoted share prices applied to the Company's economic interest.

(B) Group risk
The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollar.

NET DEBT BY CURRENCY
It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Yen	Others	Total
Total borrowings	557.0	86.9	397.3	–	0.2	1,041.4
Cash and cash equivalents[(i)]	(113.3)	(4.5)	(137.9)	–	(6.0)	(261.7)
Net debt	443.7	82.4	259.4	–	(5.8)	779.7
Representing:						
Head Office	109.6	(0.2)	–	–	(6.0)	103.4
Indofood	331.4	–	259.4	–	0.2	591.0
Metro Pacific	2.7	82.6	–	–	–	85.3
Net debt	443.7	82.4	259.4	–	(5.8)	779.7
Associated						
PLDT	2,071.0	(39.5)	–	173.5	–	2,205.0

(i) Includes restricted cash and pledged deposits.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	Group profit effect[(i)]
PLDT	2,071.0	879.5	1,191.5	11.9	2.0
Indofood	331.4	250.0	81.4	0.8	0.3
Metro Pacific	2.7	–	2.7	–	–
Head Office[(ii)]	109.6	–	109.6	–	–
Total	2,514.7	1,129.5	1,385.2	12.7	2.3

(i) Net of tax effect.
(ii) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

INTEREST RATE RISK
The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[(i)]	Net debt
Head Office[(ii)]	167.5	–	(64.1)	103.4
Indofood	573.9	210.4	(193.3)	591.0
Metro Pacific	22.9	66.7	(4.3)	85.3
Consolidated	764.3	277.1	(261.7)	779.7
Associated				
PLDT	1,671.8	931.4	(398.2)	2,205.0

(i) Includes restricted cash and pledged deposits
(ii) In September 2003, a wholly owned subsidiary of the Company entered into an interest rate swap agreement which effectively changed its US$55.0 million bank loan from a LIBOR-based variable interest rate to fixed interest rate.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group profit effect[(i)]
Indofood	210.4	2.1	0.8
Metro Pacific	66.7	0.7	0.4
PLDT	931.4	9.3	1.5
Total	1,208.5	12.1	2.7

(i) Net of tax effect.

ADJUSTED NAV PER SHARE
There follows a calculation of the Group's underlying worth.

		Adjusted NAV	
US$ millions	Basis	At 30 June 2004	At 31 December 2003
PLDT	(i)	843.9	720.7
Indofood	(i)	326.8	415.5
Escotel		–	15.5
Head Office – Net debt		(103.4)	(96.9)
Total valuation	(ii)	1,067.3	1,054.8
Number of ordinary shares in issue (millions)		3,186.0	3,186.0
Value per share			
– U.S. dollar		0.33	0.33
– HK dollars		2.61	2.58
Company's closing share price (HK$)		1.75	1.69
Share price discount to HK$ value per share (%)		33.0	34.5

(i) Based on quoted share prices applied to the Company's economic interest.
(ii) No value has been attributed to the Group's investments in Metro Pacific, Mobile-8 or Infrontier.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

In January 2004, under its Employee Stock Ownership Program, Indofood granted 228,900 options to qualified employees to purchase up to 114.5 million ordinary shares at an exercise price of Rupiah 825 per share. During the period, 1,839 of these options were exercised by the employees and Indofood issued 0.9 million new ordinary shares. The remaining 227,061 options were canceled on 15 May 2004 when they expired.

In March 2004, CAB Holdings Limited, a wholly-owned subsidiary of the Company, repurchased and canceled US$2.0 million face value of its bonds from another wholly-owned subsidiary company of the Company.

Except as described or referred to above, there has been no issue, redemption or conversion of any convertible securities or options in issue by the Company's subsidiary companies during the period.

COMPLIANCE WITH CODE OF BEST PRACTICE
None of the Directors of the Company are aware of any information that would reasonably indicate the Company, during this period, has not been in compliance with the Company's Code of Best Practice, which incorporates the items set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited.

In compliance with rules 3.10(1) and (2) of the Listing Rules, Graham L. Pickles, who possesses appropriate professional qualifications and experience in financial matters, was appointed as the third independent Non-executive Director and the third member and Chairman of the Audit Committee. The Audit Committee is currently composed of three Independent Non-executive Directors and is in compliance with rule 3.21 of the Listing Rules. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, in order to protect the interests of the Company and its shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues.

Having made specific enquiry, all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

REVIEW STATEMENT BY THE AUDIT COMMITTEE AND EXTERNAL AUDITORS
The Audit Committee and external auditors have reviewed the 2004 interim results, including the accounting principles and practices adopted by the Group.

EARLY ADOPTION OF NEW DISCLOSURE REQUIREMENTS
The Company has chosen to early adopt the new disclosure requirements in respect of the interim results announcements as set out in the revised Listing Rules paragraph 46 of Appendix 16.

INTERIM DIVIDEND
The Directors do not recommend the payment of an interim dividend for 2004 (2003: Nil).

INTERIM REPORT
The 2004 Interim Report will be mailed to shareholders and available on www.firstpacco.com before 31 August 2004.

On behalf of the Board of Directors
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

16 August 2004

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *CBE, JP, G.B.S.*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
David W.C. Tang*, *OBE, Chevallier de L'Ordre des Arts et des Lettres*
Graham L. Pickles*

* *Independent Non-executive Directors*

FIRST PACIFIC